UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

GeoMet, Inc.
(Name of Issuer)
Common Stock
Series A Convertible Redeemable Preferred Stock
(Title of Class of Securities)
37250U 201
37250U 300
(CUSIP Number)
Michael McGovern
1221 Lamar Street, Suite 1001
Houston, TX 77010
713.651.9701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 14, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37250U 201

1	NAMES OF REPORTING PERSONS Sherwood Energy, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		18,090,776

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,090,776

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,090,776

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	37250U 300

1	NAMES OF REPORTING PERSONS Sherwood Energy, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,351,801

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,351,801

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,351,801

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1. Security and Issuer.
This Schedule 13D relates to shares of common stock (the “Common Shares”) and shares of Series A Convertible Redeemable Preferred Stock (the “Preferred Shares” and together with the Common Shares, the “Shares”) of GeoMet, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 909 Fannin, Suite 1850, Houston, Texas 77010.
Item 2. Identity and Background.
Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby files this Schedule 13D on behalf of Sherwood Energy, LLC, a Delaware limited liability company (the “Reporting Person”). Additionally, information is included herein with respect to the following persons (collectively, the “Controlling Persons”): Cadent Energy Partners II, L.P., a Delaware limited partnership (“Cadent II”), Cadent Energy Partners II-GP, L.P., a Delaware limited partnership (“Cadent II GP”), CEP II-GP, LLC, a Delaware limited liability company (“CEP”), Cadent Energy Partners, LLC, a Delaware limited liability company (“Cadent”), Paul McDermott (“McDermott”) and Bruce Rothstein (“Rothstein”). The Reporting Person and Controlling Persons are sometimes hereinafter collectively referred to as the “Item 2 Persons”. The Item 2 Persons are of the view that they are not acting as a “group” for purposes of Section 13(d) of the Act. Indirect beneficial ownership is attributed to the Controlling Persons solely because of their control relationship with respect to the Reporting Person.
Reporting Person
The Reporting Person is a Delaware limited liability company in the business of purchasing, selling and operating hydrocarbon producing properties in North America, whether directly or indirectly, through the making of investments in companies which pursue such business. The Reporting Person’s principal place of business is located at 1221 Lamar Street, Suite 1001, Houston, TX 77010.
During the last five years the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Controlling Persons
The principal address of each Controlling Person, which also serves as the principal office of such Controlling Person, is 800 Westchester Avenue, Suite 617 North, Rye Brook, New York, 10573. During the last five years the Controlling Persons have not, either individually or as a group, been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cadent II is a Delaware limited partnership, the principal business of which is to invest in small to medium-sized companies in the energy industry. Cadent II provides expansion capital to firms that want to accelerate growth and build exceptional shareholder value in partnership with an experienced energy investor. Cadent II also serves as the substantial majority member with the power to control the Reporting Person and activities related thereto.
Cadent II GP is a Delaware limited partnership, the principal business of which is serving as the general partner of Cadent II and activities related thereto.
CEP is a Delaware limited liability company, the principal business of which is serving as the general partner of Cadent II GP and the activities related thereto.
Cadent is a Delaware limited liability company, the principal business of which is serving as a holding company. It is the sole owner of CEP.
McDermott is a United States citizen whose principal occupation or employment is serving as the manager and majority member of Cadent and activities related thereto.
Rothstein is a United States citizen whose principal occupation or employment is serving as a member of Cadent and activities related thereto.
Item 3. Source and Amount of Funds or Other Consideration.
The Reporting Person used cash of $23,518,010.00, excluding certain fees and expenses, to acquire the Preferred Shares, which are convertible into Common Shares. The Reporting Person purchased the Preferred Shares with working capital.
Item 4. Purpose of Transaction.
The Reporting Person acquired and will hold the Preferred Shares, which are convertible into Common Shares, reported herein for investment purposes. The Reporting Person intends to actively participate in the business and management of the Issuer through its nominees to the Issuer’s Board of Directors.
The Reporting Person intends to monitor and evaluate its investment in the Issuer in light of pertinent factors, including market conditions, the Issuer’s performance and prospects, conditions in the Issuer’s industry and general economic conditions. The Reporting Person may make additional purchases of Preferred Shares and/or Common Shares in the future through market transactions or otherwise, maintain its current investment or dispose of all or a portion of the Preferred Shares that it currently owns or may hereafter acquire provided that such purchases and sales are otherwise made in compliance with the terms and conditions of any agreements between the Issuer and the Reporting Person. The Reporting Person may also convert its Preferred Shares to Common Shares as provided for in the Certificate of Designations of Series A Convertible Redeemable Preferred Stock.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a)
Reporting Person
The Reporting Person beneficially owns 2,351,801 Preferred Shares, representing 58.8% of the Preferred Shares issued and outstanding. The Reporting Person may be deemed to beneficially own 18,090,776 Common Shares, representing 25.8% of the Common Shares issued and outstanding, as a result of its right to convert the Preferred Shares into Common Shares at any time.
Controlling Person
Because of its position as substantial majority member with the power to control the Reporting Person, Cadent II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,351,801 Preferred Shares, which represent 58.8% of the Preferred Shares issued and outstanding, and 18,090,776 Common Shares, which represent 25.8% of the Common Shares issued and outstanding, as a result of its right to convert the Preferred Shares into Common Shares at any time.
Because of its position as sole general partner of Cadent II, Cadent II GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,351,801 Preferred Shares, which represent 58.8% of the Preferred Shares issued and outstanding, and 18,090,776 Common Shares, which represent 25.8% of the Common Shares issued and outstanding, as a result of its right to convert the Preferred Shares into Common Shares at any time.
Because of its position as sole general partner of Cadent II GP, CEP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,351,801 Preferred Shares, which represent 58.8% of the Preferred Shares issued and outstanding, and 18,090,776 Common Shares, which represent 25.8% of the Common Shares issued and outstanding, as a result of its right to convert the Preferred Shares into Common Shares at any time.
Because it is the sole owner of CEP, Cadent may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,351,801 Preferred Shares, which represent 58.8% of the Preferred Shares issued and outstanding, and 18,090,776 Common Shares, which represent 25.8% of the Common Shares issued and outstanding, as a result of its right to convert the Preferred Shares into Common Shares at any time.

Because of his position as one of the persons who controls Cadent, McDermott may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,351,801 Preferred Shares, which represent 58.8% of the Preferred Shares issued and outstanding, and 18,090,776 Common Shares, which represent 25.8% of the Common Shares issued and outstanding, as a result of his right to convert the Preferred Shares into Common Shares at any time.
Because of his position as one of the persons who controls Cadent, Rothstein may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,351,801 Preferred Shares, which represent 58.8% of the Preferred Shares issued and outstanding, and 18,090,776 Common Shares, which represent 25.8% of the Common Shares issued and outstanding, as a result of his right to convert the Preferred Shares into Common Shares at any time.
(b)
Reporting Person
Acting through its substantial majority member, the Reporting Person has the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 2,351,801 Preferred Shares. The Reporting Person may be deemed to have the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 18,090,776 Common Shares as a result of its right to convert Preferred Shares into Common Shares at any time.
Controlling Person
Acting through its sole general partner, Cadent II has the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 2,351,801 Preferred Shares. Acting through its sole general partner, Cadent II may be deemed to have the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 18,090,776 Common Shares as a result of its right to convert Preferred Shares into Common Shares at any time.
Acting through its sole general partner, Cadent II GP has the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 2,351,801 Preferred Shares. Acting through its sole general partner, Cadent II GP may be deemed to have the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 18,090,776 Common Shares as a result of its right to convert Preferred Shares into Common Shares at any time.
Acting through its sole member, Cadent, CEP has the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 2,351,801 Preferred Shares. Acting through its sole member, Cadent, CEP may be deemed to have the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 18,090,776 Common Shares as a result of its right to convert Preferred Shares into Common Shares at any time.

Acting through the persons who control it, Cadent has the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 2,351,801 Preferred Shares. Acting through the persons who control it, Cadent may be deemed to have the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 18,090,776 Common Shares as a result of its right to convert Preferred Shares into Common Shares at any time.
As one of the persons who control Cadent, McDermott shares the power to vote or direct the vote and to dispose or direct the disposition of 2,351,801 Preferred Shares. As one of the persons who control Cadent, McDermott may be deemed to have the shared power to vote or direct the vote and to dispose or direct the disposition of 18,090,776 Common Shares as a result of his right to convert Preferred Shares into Common Shares at any time.
As one of the persons who control Cadent, Rothstein shares the power to vote or direct the vote and to dispose or direct the disposition of 2,351,801 Preferred Shares. As one of the persons who control Cadent, Rothstein may be deemed to have the shared power to vote or direct the vote and to dispose or direct the disposition of 18,090,776 Common Shares as a result of his right to convert Preferred Shares into Common Shares at any time.
(c) Except as otherwise described herein, the Item 2 Persons have not effected any transaction in the Shares during the past sixty days.
(d) None.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None.
Item 7. Material to be Filed as Exhibits.
None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHERWOOD ENERGY, LLC
September 23, 2010
(Date)

/s/ Michael Y. McGovern
(Signature)

Michael Y. McGovern, President
(Name and Title)